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laura aNTHONy, esq. JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ., LLM PEARL HAHN, ESQ.** LAZARUS ROTHSTEIN, ESQ.	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL: PAULA A. ARGENTO, ESQ.*** CRAIG D. LINDER, ESQ.**** PETER P. LINDLEY, ESQ., CPA, MBA STUART REED, ESQ. MARC S. WOOLF, ESQ.	e-mail:lrothstein@legalandcompliance.com Direct Dial: (561) 433-6217

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January 18, 2018

VIA ELECTRONIC EDGAR FILING

Sandra Hunter

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Webstar Technology Group, Inc.
Registration Statement on Form S-1
Filed December 28, 2017
File No. 333-222325

Dear Ms. Hunter:

In response to the staff’s oral request relating to Webstar Technology Group, Inc. (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”) filed with the SEC on December 28, 2017, the Company has filed Amendment No. 1 to the Registration Statement that includes more current financial statements and now includes the Company’s audited financial statements for the period ended December 31, 2017. Amendment No. 1 is being filed for consideration by the staff.

We trust that Amendment No. 1 addresses the staff’s initial comment. If the staff has any comments regarding Amendment No. 1, please feel free to contact the undersigned.

Sincerely yours,

/s/ Lazarus Rothstein
Lazarus Rothstein

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